Filed pursuant to Rule 433 | Registration Statement Nos. 333-162219, 333-162219-01, 333-162193 and 333-162193-01

RBS Exchange Traded Notes

BUILDING TOMORROW™

Frequently Asked Questions

What are RBS Exchange Traded Notes?

RBS Exchange Traded Notes (ETNs) are unsecured and senior obligations of the relevant issuing RBS entity (the Issuer), which is either The Royal Bank of Scotland N.V. (RBS N.V.) or The Royal Bank of Scotland plc (RBS plc). RBS ETNs issued by RBS N.V. and RBS plc are fully and unconditionally guaranteed by RBS Holdings N.V. (RBS Holdings) and The Royal Bank of Scotland Group plc (RBS Group), respectively. Any payments on the RBS ETNs when they become due at maturity or upon early repurchase or redemption are dependent on the ability of the relevant Issuer and guarantor to pay. The returns on the RBS ETNs track the performance of an underlying market measure(s). RBS ETNs are registered with the Securities and Exchange Commission (SEC) under the Securities Act of 1933, and are listed on a U.S. securities exchange.

To find out more
Call toll free
855-RBS-ETPS or visit
www.rbs.com/etnUS

How do ETNs differ from ETFs and Mutual Funds?

ETNs, ETFs and mutual funds are all SEC-registered securities. However, there are key differences between ETNs, ETFs and mutual funds.

	RBS ETNs	ETFs	Mutual Funds
Type of Security	The securities are unsecured and senior obligations of the relevant Issuer. Securities are registered under the Securities Act of 1933.	Equity securities of the issuer. Securities are registered under the Securities Act of 1933 and issuer is registered under the Investment Company Act of 1940.	Equity securities of the issuer. Securities are registered under the Securities Act of 1933 and issuer is registered under the Investment Company Act of 1940.
Legal Structure and Ownership	Unsecured and senior obligations of the relevant Issuer with no rights to any specified pool of assets. Not FDIC insured.	Equity ownership in the investment company. Not FDIC insured.	Equity ownership in the investment company. Not FDIC insured.
Investor Fees	Annual investor fees apply. Fee amount depends on the ETN and will be disclosed in the applicable pricing supplement and prospectus filed with the SEC. Brokerage commissions will apply when ETNs are bought or sold.	Investors bear management fees and operating expenses, which will vary by ETF. Brokerage commissions will apply when ETF shares are bought or sold.	Investors bear management fees and operating expenses, which will vary by mutual fund. Investors may also pay or bear sales loads (front-end or deferred), redemption fees, account fees, purchase fees and/or distribution and service fees.
Primary Risk	Issuer credit risk and market risk.	Tracking error and market risk.	Market risk and, in the case of index mutual funds, tracking error.
Liquidity – Exchange	Securities may be sold on an exchange intraday at market price.	Securities may be sold on an exchange intraday at market price.	No exchange liquidity.
Liquidity – Repurchase/ Redemption	ETNs are repurchasable daily via broker-dealers at a specified repurchase price, subject to minimum size requirements. We may charge a repurchase fee in connection with certain ETNs.	Retail investors may not redeem. Only broker-dealers that agree to act as "authorized participants" (APs) of the ETF may redeem. ETF shares are redeemable daily by APs at the net asset value (NAV), calculated as of the close of business, subject to minimum size requirements. APs must pay transaction fees in order to redeem.	Redeemable daily at the net asset value (NAV) of the mutual fund calculated as of the close of business. Certain investor fees may be payable upon redemption.

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RBS Investor Products | ETN FAQ | page 1

	RBS ETNs	ETFs	Mutual Funds
Distributions	Most ETNs do not pay periodic distributions. We may make periodic distributions on certain ETNs and some ETNs may track indices which index levels reflect reinvestment of dividends, if any, distributed by the underlying companies.	Yes (dividends/distributions by underlying portfolio securities held by the ETF).	Yes (dividends/distributions by underlying portfolio securities held by the mutual fund).
Maturity	Typically 10-30 years.	Unlimited.	Unlimited.
Short Sales	Available subject to SEC rules.	Available subject to SEC rules.	No.
Voting Rights	No, except for changes to the terms of the ETN.	Yes.	Yes.
Tax	Depends on the underlying market measure(s), coupon payments, if any, and when the ETN is sold, redeemed or matures, among other factors.	Depends on the assets held by the ETF, distributions by the ETF and when the ETF shares are sold or redeemed, among other factors.	Depends on the assets held by the mutual funds, distributions by the mutual fund and when the mutual fund shares are sold or redeemed, among other factors.

What are some of the market measures to which an RBS ETN can be linked?

The return on RBS ETNs may track underlying market measures across various asset classes, such as equity or commodity indices, bond futures indices, and currencies. The underlying market measure(s) to which your ETN is linked will be described in the pricing supplement and prospectus applicable to your RBS ETN.

How do I buy or sell an RBS ETN?

RBS ETNs are listed and traded on a U.S. securities exchange, and can be bought and sold during trading hours. You can buy RBS ETNs through your broker, your financial advisor or an online trading platform. If an active secondary market develops, we expect that most purchases and sales of RBS ETNs will occur in the secondary market during trading hours, in the same way as you would buy or sell stocks.

What happens if I buy and hold an RBS ETN to its maturity?

If you own an RBS ETN on its maturity date, the relevant Issuer will pay you an amount in cash equal to the redemption value of your ETN. The redemption value of an ETN will depend on the performance of the underlying market measure(s) to which the ETN is linked, less the applicable investor fees. Any payment at maturity of the ETNs is subject to the ability of the relevant Issuer and, in the case of the guarantee, the applicable guarantor, to satisfy their obligations when due.

Can I offer my RBS ETNs for repurchase by the relevant Issuer before their maturity date?

If you own a minimum amount of a specific RBS ETN, you can offer to have your ETNs repurchased by the relevant Issuer at the redemption value through your broker, provided that your broker offers at least a minimum amount for repurchase. This minimum amount, and the procedures that your broker will have to follow in order to have ETNs repurchased by the relevant Issuer, will be stated in the pricing supplement and prospectus related to your ETNs.

What is the redemption value of an RBS ETN?

The redemption value of an RBS ETN means the amount that would be payable by the relevant Issuer to the investor if the ETN were to be repurchased or redeemed by such Issuer either prior to or on the maturity date. The redemption value for an RBS ETN on any given day will depend on the performance of the underlying

RBS Investor Products | ETN FAQ | page 2

market measure(s) which the ETN tracks, less the applicable investor fee and repurchase fee. The applicable pricing supplement and prospectus describe how this amount is determined for the relevant RBS ETNs. The daily redemption value for each outstanding RBS ETN will be published on www.rbs.com/etnUS.
Information contained on that website is not incorporated by reference in, and should not be considered a part of, this document.

What is the difference between the market price of an RBS ETN and its redemption value?

The market price of an RBS ETN is the bid or ask price for that ETN as quoted on the relevant U.S. securities exchange on which the ETN is listed. As with stocks, the market price of an ETN will depend on the supply and demand for that ETN, as well various other factors, including market conditions and the issuer's actual or perceived creditworthiness. The redemption value of an RBS
ETN, however, is calculated by RBS Securities Inc., as calculation agent, based on the performance of the underlying market measure(s), reduced by the applicable investor fee, in accordance with a pre-determined formula. The redemption value will not []uctuate based on the supply or demand for the RBS
ETNs as traded on the U.S. securities exchange, nor will it []uctuate in response to any changes in the issuer's credit ratings. However, because the redemption value depends on the performance of the underlying market measure(s), which can []uctuate based on market conditions, changes in market conditions may have an impact on the redemption values of the RBS ETNs.

Can an RBS ETN trade at a premium or discount to its redemption value?

Yes. The market price for an RBS ETN may, at any time, be higher or lower than its redemption value for various reasons. For example, market or other factors could potentially prevent the relevant Issuer from issuing additional securities of existing RBS ETNs, which may result in increased demand for those
ETNs, causing those ETNs to trade at a premium in the secondary market.
Conversely, events such as an issuer credit rating downgrade may adversely impact the market price of RBS ETNs, causing it to trade at a discount to their redemption value. The daily repurchase feature described above is intended to induce arbitrageurs to counteract any trading of the RBS ETNs at a discount to their indicative value. However, we cannot assure you that arbitrageurs will use the repurchase feature in this manner.

What is the tax treatment of an investment in an RBS ETN?

You should review carefully the section in the applicable pricing supplement entitled "U.S. Federal Income Tax Consequences."

What are some of the key risks to investing in RBS ETNs?

The applicable pricing supplement and prospectus for your RBS ETNs will describe material risks related to an investment in RBS ETNs. These risks include the following:

O   Credit risk of the issuer. All payments on RBS ETNs will depend on the ability of the relevant Issuer to pay its obligations when due. RBS ETNs issued by RBS N. V. and RBS plc are also fully and unconditionally guaranteed by RBS Holdings and RBS Group, respectively. As such, if the relevant Issuer fails to make any required payments on the ETNs, your receipt of such payments will depend on the ability of the applicable guarantor to pay its obligations. RBS ETNs do not guarantee any return to you of the principal invested. RBS ETNs are not FDIC insured.

O   Market risk. The return on an RBS ETN will depend on the performance of the underlying market measure(s) which it tracks. The underlying market measure(s) may perform poorly, resulting in a negative impact on the RBS ETN and may result in a loss to the investor.

O   Investor fee. The amount payable at maturity or upon early repurchase or redemption of your ETNs is reduced by the aggregate investor fee applicable to your ETNs. As a result, the level of the underlying market measure(s) to which your ETNs are linked must increase by an amount suf[]cient to offset such

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reduction in order for you to receive at least the face amount of your investment at maturity or upon early repurchase or redemption. If the level of the underlying market measure(s) decreases or does not increase sufficiently, you will receive less, and possibly significantly less, than the face amount of your investment at maturity or upon early repurchase or redemption.

- Liquidity risk. Even though RBS ETNs are expected to be listed on a U.S. securities exchange, there is no guarantee that the listing will be maintained or that a secondary market will develop. The relevant Issuer is not required to maintain any listing of RBS ETNs on any securities exchange.
- Restrictions on your ability to offer RBS ETNs for repurchase by the issuer. Through your broker, you may offer RBS ETNs for repurchase by the relevant Issuer only if minimum amounts are offered and certain procedures described in the applicable pricing supplement are followed.
- Call risk. The relevant Issuer also has the right to redeem your ETNs at its option. If the relevant Issuer elects to repurchase your ETNs at its option, you may not be able to reinvest the proceeds that you receive in another investment comparable to the RBS ETNs.
- Uncertain tax treatment. Significant aspects of the U.S. federal income tax treatment of the ETNs are uncertain, and the Internal Revenue Service or a court might not agree with the tax consequences described in the applicable pricing supplement.

What else should I consider?

RBS ETNs are not suitable for all investors. Before buying an RBS ETN, you should carefully read the applicable pricing supplement and prospectus, which contains a description of the material terms of the RBS ETNs, including risks that you should consider. You should not buy any RBS ETNs if you are not willing to risk losing some or all of your investment, if you want an income stream, or if you are unwilling to be exposed to fluctuations in the market price of your ETNs and the performance of the underlying market measure which your ETN tracks.

www.rbs.com/etnUS

RBS N.V., RBS Holdings, RBS plc and RBS Group (collectively, the RBS Entities) have each filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of RBS ETNs to which this communication may relate. Before you invest in any RBS ETNs, you should read the relevant prospectus in the registration statement and other documents that have been filed with the SEC for more complete information about the relevant RBS Entities and offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the relevant Issuer, RBS Securities Inc. or any dealer participating in the offering will arrange to send you the relevant prospectus and pricing supplement at no charge if you request by calling 1-855-RBS-ETPS (toll free).

Copyright © 2011 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc and an affiliate of RBS N.V.

Dated September 13, 2011

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